Filed by Kayne Anderson Energy Development Company

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company:

Kayne Anderson Energy Development Company

Commission File No. 811-22435

July 17, 2018

Re: Your investment in Kayne Anderson’s Closed-End Funds

Dear Stockholder:

Our representatives from Broadridge Financial Solutions have been trying to contact you regarding an urgent matter pertaining to your investment in one or more of Kayne Anderson’s Closed-End Funds.

Please call 833-795-8494 at your earliest convenience. Our representatives will be available to take your call Monday through Friday between the hours of 9:00 a.m. and 10:00 p.m. Eastern time.

The call will only take a few moments of your time, and Broadridge Financial Solutions will not ask you for any personal or confidential information.

We appreciate your investment(s) in our funds and thank you in advance for your assistance with this matter.

Sincerely,

Kevin S. McCarthy

Chairman of the Board of Directors

CEO, Closed-End Funds

KA Fund Advisors, LLC

811 Main • 14th Floor • Houston, Texas 77002

Tel 713 493 2020    Fax 713 655 7359